Exhibit 99.1

EHAVE, INC.

NOTE AND WARRANT PURCHASE AGREEMENT

November 14, 2016

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4.31	Indebtedness and Seniority	23
4.32	FDA	24
4.33	No Disqualification Events	24
4.34	Material Contracts	24
4.35	Survival	26

5.	Representations and Warranties of the Lenders	26
5.1	Authorization	26
5.2	Purchase Entirely for Own Account	27
5.3	Disclosure of Information	27
5.4	Investment Experience	27
5.5	Accredited Investor	27
5.6	Restricted Securities	27
5.7	Further Limitations on Disposition	27
5.8	Legends	28
5.9	No “Bad Actor” Disqualification	28
5.10	Survival	28

6.	Covenants of the Company	28
6.1	Affirmative Covenants	28
6.2	Negative Covenants	30

7.	Closing Conditions	31
7.1	Conditions to the Lender’s Obligations at Closing	31
7.2	Conditions to the Company’s Obligations at Closing	32

8.	Defaults and Remedies	32
8.1	Events of Default	32
8.2	Remedies	33
8.3	Defaulting Lenders	33
8.4	Cumulative Remedies	34

9.	Miscellaneous	34
9.1	Successors and Assigns	34
9.2	Governing Law	34
9.3	Counterparts	34
9.4	Titles and Subtitles	34
9.5	Notices	34
9.6	Finder’s Fee	35
9.7	Expenses	35
9.8	Entire Agreement; Amendments and Waivers	35
9.9	Effect of Amendment or Waiver	35
9.10	Severability	36
9.11	Subscription Agreement	36
9.12	Exculpation Among Lenders	36
9.13	Further Assurance	36
9.14	Acknowledgment	36

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Schedule I – Schedule of Tranche A Lender

Schedule I – Schedule of Tranche B Lenders

Schedule I – Schedule of Tranche C Lenders

Schedule IV – Wire Instructions

Exhibit A – Form of Note

Exhibit B – Bad Actor Disqualification Questionnaire

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NOTE AND WARRANT PURCHASE AGREEMENT

THIS NOTE AND WARRANT PURCHASE AGREEMENT (this “Agreement”) is made as of November 14, 2016, by and among EHAVE, INC., an Ontario corporation (the “Company”), and the lenders (each individually a “Lender,” and collectively the “Lenders”) named on the signature pages hereto. Capitalized terms not otherwise defined in this Agreement shall have the meanings ascribed to them in Section 1 below.

WHEREAS, each Lender intends to provide certain Consideration to the Company as described for each Lender on the applicable schedule of Lenders attached hereto as Schedule I, Schedule II and Schedule III (collectively, the “Schedule of Lenders”) in return for one or more Notes and Warrants.

NOW, THEREFORE, THE PARTIES HEREBY AGREE AS FOLLOWS:

1.           Definitions.

(a)          “Act” shall mean the Securities Act of 1933, as amended.

(b)          “Action” shall have the meaning set forth in Section 4.10.

(c)          “Affiliate” shall mean any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such term is used in and construed under Rule 405 under the Act.

(d)          “Agreement” shall have the meaning set forth in the preamble.

(e)          “Applicable Law” shall mean any law, regulation, rule, statute, ordinance and the like promulgated by any Governmental Authority applicable to the Company and any Subsidiary with respect to any operations, governance, business, actions or any other matter relating to or affecting the Company and any Subsidiary.

(f)          “Business Day” shall mean any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are required by law or other governmental action to close.

(g)          “CDN$” shall mean the lawful currency of Canada.

(h)          “Closing” shall have the meaning set forth in Section 3.2(b).

(i)          “Closing Date” shall have the meaning set forth in Section 3.2(b).

(j)          “Commission” shall mean the United States Securities and Exchange Commission.

(k)          “Company” shall have the meaning set forth in the preamble.

(l)          “Company Material Contracts” shall have the meaning set forth in Section 4.34.

(m)          “Consideration” shall mean the amount of money loaned to the Company by each Lender as Monthly Advances or Marketing Advances, as applicable, pursuant to this Agreement.

(n)          “Contracts” shall mean any contracts, agreements, licenses, notes, bonds, mortgages, indentures, leases or other binding instruments or binding commitments, whether written or oral.

(o)          “Conversion” shall mean the conversion of the outstanding Notes into Conversion Securities upon closing of a Qualified Offering pursuant to Section 2.1.

(p)          “Conversion Price” shall mean the lower of (i) 80% of the Qualified Offering Price, and (ii) the quotient of $5,500,000 and the number of common shares outstanding immediately prior to the closing of a Qualified Offering.

(q)          “Conversion Securities” shall have the meaning set forth in Section 2.1.

(r)          “Copyrights” shall have the meaning set forth in Section 4.15.

(s)          “Defaulting Lender” shall mean, subject to Section 8.3, any Lender that: (i) has failed to fund all or any portion of its Monthly Advances as set forth on the applicable Schedule of Lenders or Marketing Advances up to its Maximum Marketing Advance Amount pursuant to Sections 2.1(b)(ii) or (c)(ii), as applicable, within five Business Days of the date such Monthly Advances or Marketing Advances were required to be funded by such Lender hereunder, unless such Lender notifies the Company in writing that such failure is the result of such Lender's good faith determination that one or more conditions precedent to funding (each of which conditions precedent, together with any applicable default, shall be specifically identified in such writing) has not been satisfied; (ii) has notified the Company in writing that it does not intend to comply with its funding obligations hereunder, or has made a public statement to that effect (unless such writing or public statement relates to such Lender's obligations to fund an advance hereunder and states that such position is based on such Lender's good faith determination that a condition precedent to funding (which condition precedent, together with any applicable default, shall be specifically identified in such writing or public statement) cannot be satisfied); or (iii) has failed, within five Business Days after written request by the Company, to confirm in writing to the Company that it will comply with its prospective funding obligations hereunder.

(t)          “Disclosure Schedules” shall mean the Disclosure Schedules of the Company delivered concurrently herewith.

(u)          “Dollars” or “$” shall mean the lawful currency of the United States of America.

(v)         “End Date” shall have the meaning set forth in Section 6.1.

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(w)          “Equity Securities” shall mean the Company’s common shares or preferred shares or any securities conferring the right to purchase the Company’s common shares or preferred shares or securities convertible into, or exchangeable for (with or without additional consideration), the Company’s common shares or preferred shares, except any security granted, issued and/or sold by the Company to any director, officer, employee or consultant of the Company in such capacity for the primary purpose of soliciting or retaining their services. In the event a merger, share exchange or other consolidation involving the Company or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company, the term “Equity Securities” shall refer to the Equity Securities of the surviving or resulting entity.

(x)          “Fair Market Value” shall mean, as of a particular date, (i) if the Company’s common shares are listed on any established national securities exchange, the closing sales price per common share on the consolidated transaction reporting system for the principal securities exchange for the Company’s common shares on that date, or, if there shall have been no such sale so reported on that date, on the last preceding date on which such a sale was so reported; (ii) if the Company’s common shares are not so listed, but are quoted on an automated quotation system, the closing sales price per common share reported on the automated quotation system on that date, or, if there shall have been no such sale so reported on that date, on the last preceding date on which such a sale was so reported; (iii) if the Company’s common shares are not so listed or quoted, the mean between the closing bid and asked price on that date, or, if there are no quotations available for such date, on the last preceding date on which such quotations shall be available, as reported by the National Association of Securities Dealer, Inc.’s OTC Bulletin Board or the Pink OTC Markets, Inc. (previously known as the National Quotation Bureau, Inc.); or (iv) if none of the above is applicable, such amount as may be determined by the board of directors (acting on the advice of an independent third party, should the board of directors elect in its sole discretion to utilize an independent third party for this purpose), in good faith, to be the fair market value per common share.

(y)          “FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

(z)          “FDA” shall have the meaning set forth in Section 4.32.

(aa)         “Financial Statement” shall have the meaning set forth in Section 4.8.

(bb)         “Governmental Authority” shall mean any supranational, national, state, province, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other governmental authority, or any quasi-governmental or private body exercising any regulatory or other governmental or quasi-governmental authority or self-regulatory organization.

(cc)         “Indebtedness” shall have the meaning set forth in Section 4.23.

(dd)         “Intellectual Property Rights” shall have the meaning set forth in Section 4.15.

(ee)         “Lien” shall mean any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge, or preference, priority or other security interest or preferential arrangement in the nature of a security interest of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any easement, right of way or other encumbrance on title to real property, and any financing lease having substantially the same economic effect as any of the foregoing).

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(ff)         “Loan Documents” shall have the meaning set forth in Section 4.3.

(gg)         “Lender” and “Lenders” shall have the meanings set forth in the preamble.

(hh)         “Majority Note Holders” shall mean the holders of more than fifty percent (50%) of the aggregate outstanding principal amount of the Notes issued pursuant to this Agreement, but excluding any holders that are Defaulting Lenders.

(ii)           “Marketing Advance” shall have the meaning set forth in Section 2.1(c)(ii)(A).

(jj)           “Marketing Advance Request Notice” shall have the meaning set forth in Section 2.1(b)(ii)(A).

(kk)         “Marks” shall have the meaning set forth in Section 4.15.

(ll)           “Material Adverse Effect” shall have the meaning set forth in Section 4.2.

(mm)         “Material Permits” shall have the meaning set forth in Section 4.13.

(nn)         “Maturity Date” shall mean the earlier of (i) closing of a Qualified Offering, or (ii) the first anniversary of the date of issuance of each Note.

(oo)         “Maximum Marketing Advance Amount” shall have the meaning set forth in Section 2.1(c)(ii)(A).

(pp)         “Money Laundering Laws” shall have the meaning set forth in Section 4.27.

(qq)         “Monthly Advance” shall have the meaning set forth in Section 2.1(c)(i)(A).

(rr)         “Non-Defaulting Lender” means, at any time, each Lender that is not a Defaulting Lender at such time.

(ss)         “Notes” shall mean one or more promissory notes issued to each Lender pursuant to Section 2.1(c), the form of which is attached hereto as Exhibit A.

(tt)         “OFAC” shall have the meaning set forth in Section 4.28.

(uu)         “Patents” shall have the meaning set forth in Section 4.15.

(vv)         “Person” shall mean (i) an individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, association or unincorporated organization, or any other form of business or professional entity, but shall not include a Governmental Authority, or (ii) any “person” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

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(ww)         “Proceeding” shall mean an action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition, whether commenced or threatened).

(xx)        “Qualified Offering” shall mean a registered direct offering of Equity Securities of the Company which results in the Company realizing gross proceeds of a minimum of $5,000,000 (exclusive of the Consideration for the Notes purchased pursuant to this Agreement and the Conversion of the Notes in connection with such offering) at a pre-offering valuation of at least $15,000,000.

(yy)         “Qualified Offering Price” shall mean the price per Equity Security or unit of Equity Securities at which the Qualified Offering Security is sold to investors participating in the Qualified Offering.

(zz)         “Qualified Offering Securities” shall mean the Company’s Equity Securities sold the investors participating in the Qualified Offering.

(aaa)        “Required Approvals” shall have the meaning set forth in Section 4.5.

(bbb)        “Required Minimum” shall have the meaning set forth in Section 4.6.

(ccc)        “Rights in Mask Works” shall have the meaning set forth in Section 4.15.

(ddd)        “Rule 144” shall mean Rule 144 under the Act, as presently in effect.

(eee)        “Schedule of Lenders” shall have the meaning set forth in the preamble.

(fff)        “Securities” shall have the meaning set forth in Section 2.2.

(ggg)        “Securities Laws” shall mean the securities laws of the United States or any state thereof and the securities laws of Canada and its provinces and the rules and regulations promulgated thereunder.

(hhh)        “SR&ED Notes” shall mean certain promissory notes in an aggregate principal amount of CDN$65,000, dated May 5, 2016, which matures on May 5, 2017, and to be paid off with the proceeds from any scientific research and experimental development tax credit the Company will receive for the 2015 tax year.

(iii)         “SR&ED Warrants” shall mean the warrants to purchase an aggregate of 617,158 common shares of the Company at an initial exercise price of $0.0818 per share issued to the holders of the SR&ED Notes.

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(jjj)         “Subsidiary” shall mean, with respect to any entity at any date, any direct or indirect corporation, limited or general partnership, limited liability company, trust, estate, association, joint venture or other business entity of which (A) more than 50% of (i) the outstanding capital stock having (in the absence of contingencies) ordinary voting power to elect a majority of the board of directors or other managing body of such entity, (ii) in the case of a partnership or limited liability company, the interest in the capital or profits of such partnership or limited liability company or (iii) in the case of a trust, estate, association, joint venture or other entity, the beneficial interest in such trust, estate, association or other entity business is, at the time of determination, owned or controlled directly or indirectly through one or more intermediaries, by such entity, or (B) is under the actual control of the Company. Representations, undertakings and obligations set forth in this Agreement shall be applicable only to Subsidiaries which exist or have existed at the applicable and relevant time.

(kkk)        “Trade Secrets” shall have the meaning set forth in Section 4.15.

(lll)          “Tranche A Initial Closing” shall have the meaning set forth in Section 3.1(a)(i).

(mmm)    “Tranche A Initial Closing Date” shall have the meaning set forth in Section 3.1(a)(i).

(nnn)      “Tranche A Lender” shall mean the Lender or Lenders set forth on Schedule I.

(ooo)      “Tranche A Monthly Advance” shall have the meaning set forth in Section 2.1(a).

(ppp)       “Tranche A Monthly Advance Closing” shall have the meaning set forth in Section 3.1(a)(ii).

(qqq)       “Tranche A Monthly Advance Closing Date” shall have the meaning set forth in Section 3.1(a)(ii).

(rrr)         “Tranche A Notes” shall have the meaning set forth in Section 2.1(a).

(sss)        “Tranche B First Term Monthly Advance Closing” shall have the meaning set forth in Section 3.1(b)(ii)(A).

(ttt)         “Tranche B First Term Monthly Advance Closing Date” shall have the meaning set forth in Section 3.1(b)(ii)(A).

(uuu)       “Tranche B Initial Closing” shall have the meaning set forth in Section 3.1(b)(i).

(vvv)       “Tranche B Initial Closing Date” shall have the meaning set forth in Section 3.1(b)(ii).

(www)    “Tranche B Lender” shall mean the Lender or Lenders set forth on Schedule II.

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(xxx)         “Tranche B Marketing Advance” shall have the meaning set forth in Section 2.1(b)(ii)(A).

(yyy)       “Tranche B Marketing Advance Closing” shall have the meaning set forth in Section 3.2(a).

(zzz)        “Tranche B Marketing Advance Closing Date” shall have the meaning set forth in Section 3.2(a).

(aaaa)      “Tranche B Maximum Marketing Advance Amount” shall have the meaning set forth in Section 2.1(b)(ii)(A).

(bbbb)      “Tranche B Monthly Advance” shall have the meaning set forth in Section 2.1(b)(i)(A).

(cccc)      “Tranche B Monthly Advance Closing” shall have the meaning set forth in Section 3.1(b)(ii)(C).

(dddd)      “Tranche B Monthly Advance Closing Date” shall have the meaning set forth in Section 3.1(b)(ii)(C).

(eeee)      “Tranche B Notes” shall have the meaning set forth in Section 2.1(b).

(ffff)      “Tranche B Second Term Monthly Advance Closing” shall have the meaning set forth in Section 3.1(b)(ii)(B).

(gggg)      “Tranche B Second Term Monthly Advance Closing Date” shall have the meaning set forth in Section 3.1(b)(ii)(B).

(hhhh)      “Tranche B Third Term Monthly Advance Closing” shall have the meaning set forth in Section 3.1(b)(ii)(C).

(iiii)      “Tranche B Third Term Monthly Advance Closing Date” shall have the meaning set forth in Section 3.1(b)(ii)(C).

(jjjj)       “Tranche C Initial Closing” shall have the meaning set forth in Section 3.1(c)(i).

(kkkk)      “Tranche C Initial Closing Date” shall have the meaning set forth in Section 3.1(c)(i).

(llll)      “Tranche C Lender” shall mean the Lender or Lenders set forth on Schedule III.

(mmmm)      “Tranche C Marketing Advance” shall have the meaning set forth in Section 2.1(c)(ii)(A).

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(nnnn)      “Tranche C Marketing Advance Closing” shall have the meaning set forth in Section 3.2(b).

(oooo)      “Tranche C Marketing Advance Closing Date” shall have the meaning set forth in Section 3.2(b).

(pppp)      “Tranche C Maximum Marketing Advance Amount” shall have the meaning set forth in Section 2.1(c)(ii)(A).

(qqqq)      “Tranche C Monthly Advance” shall have the meaning set forth in Section 2.1(c)(i)(A).

(rrrr)      “Tranche C Monthly Advance Closing” shall have the meaning set forth in Section 3.1(c)(ii).

(ssss)      “Tranche C Monthly Advance Closing Date” shall have the meaning set forth in Section 3.1(c)(ii).

(tttt)      “Tranche C Notes” shall have the meaning set forth in Section 2.1(c).

(uuuu)      “Warrants” shall mean the one or more warrants issued to each Lender upon the closing of a Qualified Offering pursuant to Section 2.2.

(vvvv)      “Warrant Shares” shall have the meaning set forth in Section 2.2.

2.          Amount and Terms of the Notes and Warrants.

2.1           Issuance of the Notes.

(a)          Tranche A Notes. Subject to the terms and conditions of this Agreement, on the Tranche A Initial Closing Date and on each Tranche A Monthly Advance Closing Date, the Company shall sell and issue to the Tranche A Lender, and the Tranche A Lender agrees to purchase from the Company, a Note (the “Tranche A Note”) in the principal amount set forth opposite the Tranche A Lender’s name on Schedule I, in exchange for the corresponding purchase price set forth on Schedule I (each such amount, a “Tranche A Monthly Advance”).

(b)          Tranche B Notes. Subject to the terms and conditions of this Agreement, the Company shall sell and issue to each Tranche B Lender, and each Tranche B Lender severally, but not jointly, agrees to purchase from the Company, one or more Notes (the “Tranche B Notes”), as follows:

(i)          Tranche B Monthly Advances.

(A)         on the Tranche B Initial Closing Date and on each Tranche B First Term Monthly Advance Closing Date, a Note in the principal amount set forth opposite such Tranche B Lender’s name on Schedule II, in exchange for the corresponding purchase price set forth on Schedule II (each such amount, a “Tranche B Monthly Advance”);

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(B)         so long as any Tranche B Notes are outstanding and the Tranche B Lender has elected to make additional loans to the Company in accordance with Section 3.1(b)(ii)(B), on each Tranche B Second Term Monthly Advance Closing Date, a Note in the principal amount set forth opposite such Tranche B Lender’s name on Schedule II, in exchange for the Tranche B Monthly Advance;

(C)         so long as any Tranche B Notes are outstanding and the Tranche B Lender has elected to make additional loans to the Company in accordance with Section 3.1(b)(ii)(C), on each Tranche B Third Term Monthly Advance Closing Date, a Note in the principal amount set forth opposite such Tranche B Lender’s name on Schedule II, in exchange for the Tranche B Monthly Advance; and

(ii)         Tranche B Marketing Advances.

(A)         so long as any Tranche B Notes are outstanding, upon the Company delivering at least five (5) days’ prior written notice (the “Marketing Advance Request Notice”) to the Tranche B Lenders, a Tranche B Note in the principal amount as requested in such Marketing Advance Request Notice, in exchange for the purchase price equal to the principal amount of such Tranche B Note (each such amount, a “Tranche B Marketing Advance”); provided, however, that the aggregate amount of the Tranche B Marketing Advances made by any Tranche B Lender at all Tranche B Marketing Advance Closings shall not exceed the amount set forth opposite such Tranche B Lender’s name in column titled “Maximum Marketing Advance Amount” on Schedule II (each such amount, a “Tranche B Maximum Marketing Advance Amount”).

(c)          Tranche C Notes. Subject to the terms and conditions of this Agreement, the Company shall sell and issue to each Tranche C Lender, and each Tranche C Lender severally, but not jointly, agrees to purchase from the Company, one or more Notes (the “Tranche C Notes” and, together with Tranche A Notes and Tranche B Notes, the “Notes”), as follows:

(i)          Tranche C Monthly Advances.

(A)         on the Tranche C Initial Closing Date and on each Tranche C Monthly Advance Closing Date, a Tranche C Note in the principal amount set forth opposite such Tranche C Lender’s name on Schedule III, in exchange for the corresponding purchase price set forth on Schedule III (each such amount, a “Tranche C Monthly Advance” and, along with each Tranche A Monthly Advance and each Tranche B Monthly Advance, a “Monthly Advance”); and

(ii)         Tranche C Marketing Advances.

(A)         so long as any Tranche C Notes are outstanding, upon the Company delivering a Marketing Advance Request Notice to the Tranche C Lenders, a Tranche C Note in the principal amount as requested in such Marketing Advance Request Notice, in exchange for the purchase price equal to the principal amount of such Tranche C Note (each such amount, a “Tranche C Marketing Advance” and, along with each Tranche B Marketing Advance, a “Marketing Advance”); provided, however, that the aggregate amount of the Tranche C Marketing Advances made by any Tranche C Lender at all Tranche C Marketing Advance Closings shall not exceed the amount set forth opposite such Tranche C Lender’s name in column titled “Maximum Marketing Advance Amount” on Schedule III (each such amount, a “Tranche C Maximum Marketing Advance Amount” and, along with each Tranche B Maximum Marketing Advance Amount, a “Maximum Marketing Advance Amount”).

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Each Note shall accrue interest at a rate of ten percent (10%) per annum, payable either in cash or in common shares of the Company valued at the Fair Market Value, at the Lender’s option, on the applicable Maturity Date. Upon closing of a Qualified Offering, all of the principal and accrued and unpaid interest then outstanding under each Note shall, at the option of the Lender holding such Note, either (x) become due and payable in cash from the proceeds of the Qualified Offering, or (y) convert into the number of Qualified Offering Securities (the “Conversion Securities”) that equals to (i) the aggregate amount of the principal and accrued and unpaid interest then outstanding under such Note divided by (ii) the Conversion Price. No commissions or fees shall be paid to any placement agent or underwriter in connection with the Conversion.

2.2           Issuance of the Warrants. Upon closing of a Qualified Offering, the Company will issue to each Lender, Warrants to purchase up to the number of common shares of the Company (the “Warrant Shares” and, together with the Notes, the Conversion Securities and the Warrants, collectively, “Securities”) that equals (a) the aggregate Consideration previously funded by each Lender divided by (b) the Conversion Price, rounded down to the nearest whole share, the form of which will be the same as the form of warrant issued in the Qualified Offering, if any, or if no warrants are issued in the Qualified Offering, other customary general form of warrant. The Warrants shall be exercisable at any time after the date of issuance and at any time up to the date that is the five year anniversary of the date of issuance, at which time any unexercised Warrants will expire and cease to be exercisable. The initial exercise price per Warrant Share shall be 120% of the Conversion Price. The Warrants shall be exercisable on a cashless basis if the Warrant Shares are not registered for public resale in an effective registration statement under the Act. The exercise price of the Warrants and the number of the Warrant Shares shall be subject to adjustments for stock splits, combinations or similar events.

2.3           Cancellation of the Commitments.

(a)          Tranche A Notes. Notwithstanding anything herein to the contrary, in the event that the Qualified Offering occurs prior to the last Tranche A Monthly Advance Closing Date, the Company, in its sole discretion, shall have the right to terminate its obligation to sell and issue additional Tranche A Notes and not hold any Tranche A Monthly Advance Closing following the closing of a Qualified Offering; provided, that, the Company shall issue to the Tranche A Lender Warrants to purchase the number of Warrant Shares equal to (x) 20% of the difference between (i) the Tranche A Lender’s total commitment as is set forth opposite the Tranche A Lender’s name in column titled “Total Commitment” on Schedule I and (ii) the amount of the Consideration actually funded by the Tranche A Lender, divided by (y) the Qualified Offering Price. The form of Warrants issued pursuant to this Section 2.3(a) shall be the same as the form of warrant issued in connection with the closing of a Qualified Offering pursuant to Section 2.2.

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(b)          Tranche B Notes. Notwithstanding anything herein to the contrary, in the event that the Qualified Offering occurs prior to the later of (x) the last Tranche B Monthly Advance Closing Date, or (y) the aggregate amount of the Tranche B Marketing Advances advanced to the Company by each Tranche B Lender shall have reached the applicable Tranche B Maximum Marketing Advance Amount, the Company, in its sole discretion, shall have the right to terminate its obligation to sell and issue additional Notes and not hold any Tranche B Monthly Advance Closing or Tranche B Marketing Advance Closing following the closing of a Qualified Offering; provided, that, the Company shall issue to each Tranche B Lender Warrants to purchase the number of Warrant Shares equal to

(i) 20% of:

(A) if the Tranche B Lender has not elected to purchase additional Tranche B Notes at the Tranche B Second Term Monthly Advance Closings and the Tranche B Third Term Monthly Advance Closings, the difference between (1) the Tranche B Lender’s total commitment as is set forth opposite such Tranche Lender’s name in column titled “First Term Total Commitment” on Schedule II and (2) the amount of the Consideration actually funded by such Tranche B Lender;

(B) if the Tranche B Lender has elected to purchase additional Tranche B Notes at the Tranche B Second Term Monthly Advance Closings but has not elected to purchase additional Tranche B Notes at the Tranche B Third Term Monthly Advance Closings, the difference between (1) the Tranche B Lender’s total commitment as is set forth opposite such Tranche Lender’s name in column titled “Second Term Total Commitment” on Schedule II and (2) the amount of the Consideration actually funded by such Tranche B Lender; or

(C) if the Tranche B Lender has elected to purchase additional Tranche B Notes at the Tranche B Second Term Monthly Advance Closings and the Tranche B Third Term Monthly Advance Closings, the difference between (1) the Tranche B Lender’s total commitment as is set forth opposite such Tranche Lender’s name in column titled “Third Term Total Commitment” on Schedule II and (2) the amount of the Consideration actually funded by such Tranche B Lender;

divided by

(ii) the Qualified Offering Price.

The form of Warrants issued pursuant to this Section 2.3(b) shall be the same as the form of warrant issued in connection with the closing of a Qualified Offering pursuant to Section 2.2.

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(c)          Tranche C Notes. Notwithstanding anything herein to the contrary, in the event that the Qualified Offering occurs prior to the later of (a) the last Tranche C Monthly Advance Closing Date, or (b) the aggregate amount of the Tranche C Marketing Advances advanced to the Company by each Tranche C Lender shall have reached the applicable Tranche C Maximum Marketing Advance Amount, the Company, in its sole discretion, shall have the right to terminate its obligation to sell and issue additional Notes and not hold any Tranche C Monthly Advance Closing or Tranche C Marketing Advance Closing following the closing of a Qualified Offering; provided, that, the Company shall issue to the Tranche C Lenders Warrants to purchase the number of Warrant Shares equal to (x) 20% of the difference between (i) each Tranche C Lender’s total commitment as is set forth opposite such Tranche C Lender’s name in column titled “Total Commitment” on Schedule III and (ii) the amount of the Consideration actually funded by such Tranche C Lender, divided by (y) the Qualified Offering Price. The form of Warrants issued pursuant to this Section 2.3(c) shall be the same as the form of warrant issued in connection with the closing of a Qualified Offering pursuant to Section 2.2.

3.          Closing Mechanics.

3.1           Initial Closings and Monthly Advance Closings.

(a)          Tranche A Notes.

(i)          Tranche A Initial Closing. The initial closing (the “Tranche A Initial Closing”) of the purchase of the Tranche A Notes in return for the first Tranche A Monthly Advance paid by the Tranche A Lender shall take place remotely via the exchange of documents and signatures, no later than 72 hours following the execution of this Agreement, or at such other time and place as the Company and the Tranche A Lender agree upon orally or in writing (the “Tranche A Initial Closing Date”), subject to the satisfaction (or waiver) of the conditions set forth in Section 7 below.

(ii)         Tranche A Monthly Advance Closing. Following the Tranche A Initial Closing, and subject to the satisfaction (or waiver) of the conditions set forth in Section 7 below, a closing of the purchase of additional Tranche A Notes by the Tranche A Lender in return for the Tranche A Monthly Advance (each, a “Tranche A Monthly Advance Closing”) shall take place remotely via the exchange of documents and signatures, on each of the 30th, 60th, and 90th days following the Tranche A Initial Closing Date (each, a “Tranche A Monthly Advance Closing Date”). Whenever a Tranche A Monthly Advance Closing Date falls on a day that is not a Business Day, the Tranche A Monthly Advance Closing Date shall be on the next succeeding Business Day.

(b)          Tranche B Notes.

(i)          Tranche B Initial Closing. The initial closing (the “Tranche B Initial Closing”) of the purchase of the Tranche B Notes in return for the first Tranche B Monthly Advance paid by each Tranche B Lender shall take place remotely via the exchange of documents and signatures, no later than 72 hours following the Company receiving a trading symbol from the Financial Industry Regulatory Authority, Inc., or at such other time and place as the Company and the Tranche B Lenders purchasing a majority in interest of the aggregate principal amount of the Tranche B Notes to be sold at the Tranche B Initial Closing agree upon orally or in writing (the “Tranche B Initial Closing Date”), subject to the satisfaction (or waiver) of the conditions set forth in Section 7 below.

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(ii)         Tranche B Monthly Advance Closing.

(A)         Following the Tranche B Initial Closing, and subject to the satisfaction (or waiver) of the conditions set forth in Section 7 below, a closing of the purchase of additional Tranche B Notes by the Tranche B Lenders in return for the Tranche B Monthly Advance (each, a “Tranche B First Term Monthly Advance Closing”) shall take place remotely via the exchange of documents and signatures, on each of the 30th and 60th days following the Tranche B Initial Closing Date (each, a “Tranche B First Term Monthly Advance Closing Date”).

(B)         At the option of each Tranche B Lender, a Tranche B Lender may elect to make additional loans to the Company by delivering a written notice at least fifteen (15) days prior to the second Tranche B First Term Monthly Advance Closing Date. If such election has been made, a closing of the purchase of additional Tranche B Notes by the Tranche B Lender in return for the Tranche B Monthly Advance (each, a “Tranche B Second Term Monthly Advance Closing”) shall take place remotely via the exchange of documents and signatures, on each of the 90th, 120th and 150th days following the Tranche B Initial Closing Date (each, a “Tranche B Second Term Monthly Advance Closing Date”).

(C)         At the option of each Tranche B Lender, a Tranche B Lender may elect to make additional loans to the Company by delivering a written notice at least fifteen (15) days prior to the third Tranche B Second Term Monthly Advance Closing Date. If such election has been made, a closing of the purchase of additional Tranche B Notes by the Tranche B Lender in return for the Tranche B Monthly Advance (each, a “Tranche B Third Term Monthly Advance Closing” and, along with the Tranche B First Term Monthly Advance Closing and the Tranche B Second Term Monthly Advance Closing, a “Tranche B Monthly Advance Closing”) shall take place remotely via the exchange of documents and signatures, on each of the 180th and 210th days following the Tranche B Initial Closing Date (each, a “Tranche B Third Term Monthly Advance Closing Date” and, along with the Tranche B First Term Monthly Advance Closing Date and the Tranche B Second Term Monthly Advance Closing Date, a “Tranche B Monthly Advance Closing Date”).

Whenever a Tranche B Monthly Advance Closing Date falls on a day that is not a Business Day, the Tranche B Monthly Advance Closing Date shall be on the next succeeding Business Day.

(c)          Tranche C Notes.

(i)          Tranche C Initial Closing. The initial closing (the “Tranche C Initial Closing”) of the purchase of the Tranche C Notes in return for the first Tranche C Monthly Advance paid by each Tranche C Lender shall take place remotely via the exchange of documents and signatures, no later than 72 hours following the Company receiving a trading symbol from the Financial Industry Regulatory Authority, Inc., or at such other time and place as the Company and the Tranche C Lenders purchasing a majority in interest of the aggregate principal amount of the Tranche C Notes to be sold at the Tranche C Initial Closing agree upon orally or in writing (the “Tranche C Initial Closing Date”), subject to the satisfaction (or waiver) of the conditions set forth in Section 7 below.

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(ii)         Tranche C Monthly Advance Closing. Following the Initial Closing, and subject to the satisfaction (or waiver) of the conditions set forth in Section 7 below, a closing of the purchase of additional Tranche C Notes by the Tranche C Lenders in return for the Tranche C Monthly Advance (each, a “Tranche C Monthly Advance Closing”) shall take place remotely via the exchange of documents and signatures, on each of the 30th, 60th, 90h, 120th, 150th, 180th and 210th days following the Tranche C Initial Closing Date (each, a “Tranche C Monthly Advance Closing Date”). Whenever a Tranche C Monthly Advance Closing Date falls on a day that is not a Business Day, the Tranche C Monthly Advance Closing Date shall be on the next succeeding Business Day.

3.2           Marketing Advance Closings.

(a)          Tranche B Notes. The Company may sell additional Tranche B Notes to Tranche B Lenders in exchange for Tranche B Marketing Advances in any subsequent closing (each, a “Tranche B Marketing Advance Closing”), subject to the satisfaction (or waiver) of the conditions set forth in Section 7 below. Each Tranche B Marketing Advance Closing shall take place within five (5) days of the Company delivering a Marketing Advance Request Notice to the Tranche B Lenders, at such locations and at such times as shall be mutually agreed upon orally or in writing by the Company and the Tranche B Lenders purchasing a majority in interest of the aggregate principal amount of the Tranche B Notes to be sold at such Tranche B Marketing Advance Closing (each, a “Tranche B Marketing Advance Closing Date”). Schedule II shall be updated to reflect any Tranche B Marketing Advance Closings.

(b)          Tranche C Notes. The Company may sell additional Tranche C Notes to the Tranche C Lenders in exchange for Tranche C Marketing Advances in any subsequent closing (each, a “Tranche C Marketing Advance Closing” and, along with the Tranche A Initial Closing, the Tranche B Initial Closing, the Tranche C Initial Closing, each Tranche A Monthly Advance Closing, each Tranche B Monthly Advance Closing, each Tranche C Monthly Advance Closing and each Tranche B Marketing Advance Closing, a “Closing”), subject to the satisfaction (or waiver) of the conditions set forth in Section 7 below. Each Tranche C Marketing Advance Closing shall take place within five (5) days of the Company delivering a Marketing Advance Request Notice to the Tranche C Lenders, at such locations and at such times as shall be mutually agreed upon orally or in writing by the Company and the Tranche C Lenders purchasing a majority in interest of the aggregate principal amount of the Tranche C Notes to be sold at such Tranche C Marketing Advance Closing (each, a “Tranche C Marketing Advance Closing Date” along with the Tranche A Initial Closing Date, the Tranche B Initial Closing Date, the Tranche C Initial Closing Date, each Tranche A Monthly Advance Closing Date, each Tranche B Monthly Advance Closing Date, each Tranche C Monthly Advance Closing Date and each Tranche B Marketing Advance Closing Date, a “Closing Date”). Schedule III shall be updated to reflect any Tranche C Marketing Advance Closing.

3.3           Delivery. At each Closing, (a) each Lender shall pay the applicable Consideration to the Company for the Notes to be issued and sold to such Lender at such Closing, by wire transfer in immediately available funds to the Company’s account as set forth in Schedule IV, and (b) the Company will deliver to each of the Lenders one or more executed Notes which such Lender is then purchasing hereunder. Each of the Notes will be registered in such Lender’s name in the Company’s records.

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4.          Representations and Warranties of the Company. Except as set forth in the Disclosure Schedules, which shall be deemed a part hereof and shall qualify any representation made herein to which those refer and any other representations to the extent such Disclosure Schedules reasonably relate thereto without any requirement of a cross-reference, the Company hereby represents and warrants to each Lender participating in a Closing, as of the date and time of the execution of this Agreement and as of each Closing Date, except as otherwise indicated:

4.1           Subsidiaries. The Company does not have any direct or indirect Subsidiaries.

4.2           Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the province of Ontario and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing as a foreign corporation in each jurisdiction in which the nature of its activities and of its properties (both owned and leased) make such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in: (i) a material adverse effect on the legality, validity or enforceability of any Loan Document, (ii) a material adverse effect on the results of operations, assets, business, prospects or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under any Loan Document (any of (i), (ii) or (iii), a “Material Adverse Effect”), and no Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

4.3           Corporate Power / Authorization. The Company has all requisite corporate power to execute and deliver this Agreement and the Notes (collectively, the “Loan Documents”). The execution and delivery of the Loan Documents by the Company and the consummation by it of the transactions contemplated by the Loan Documents have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the board of directors or the Company’s shareholders and creditors in connection with the Loan Documents, other than in connection with the Required Approvals and those filings required to be made with the Commission and state agencies after the Closing Date. The Loan Documents have been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligations of the Company enforceable against the Company in accordance with their terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

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4.4           No Conflicts. The execution, delivery and performance by the Company of the Loan Documents, the issuance and sale of the Securities and the consummation by it of the transactions contemplated by the Loan Documents do not and will not: (i) conflict with or violate any provision of the Company’s certificate or articles of incorporation, bylaws or other organizational or charter documents, (ii) conflict with, or constitute a default (or an event that with notice, or lapse of time, or both, would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time, or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company Indebtedness or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company is bound or affected, or (iii) conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or Governmental Authority to which the Company is subject (including Securities Laws and regulations), or by which any property or asset of the Company is bound or affected.

4.5           Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other Governmental Authority or other Person in connection with the execution, delivery and performance by the Company of the Loan Documents, other than: (i) the filing of Form D with the Commission and any other filings required to be made with the Commission and state agencies after the Closing Date, and (ii) such filings as are required to be made under applicable Securities Laws (collectively, the “Required Approvals”).

4.6           Issuance of Equity Securities. The Securities are duly authorized and, when issued and paid for in accordance with the applicable Loan Documents, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company. The Company has reserved from its duly authorized capital stock a number of common shares no less than 100% of the maximum number of Conversion Securities or Warrant Shares issuable upon conversion of the Notes or exercise of the Warrants, as applicable (the “Required Minimum”).

4.7           Capitalization. The capitalization of the Company is as set forth on Schedule 4.7. Except as disclosed on Schedule 4.7, no Person has any right of first refusal, preemptive right, right of participation or any similar right to participate in the transactions contemplated by the Loan Documents. Except as disclosed on Schedule 4.7, there are no outstanding options, employee or incentive stock option plans, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, securities, rights or obligations convertible into or exercisable or exchangeable for, giving any Person any right to subscribe for or acquire any common shares, or Contracts, commitments, understandings or arrangements, by which the Company or any Subsidiary is or may become bound to issue additional common shares or Equity Securities. Except as set forth on Schedule 4.7, the issuance and sale of the Securities will not obligate the Company to issue common shares or other securities to any Person (other than the Lenders) and will not result in a right of any holder of the Company’s securities to adjust the exercise, conversion, exchange or reset price under any such securities. All of the outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and nonassessable, have been issued in material compliance with all Securities Laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase the Company’s securities. Except as set forth on Schedule 4.7, no further approval or authorization of any shareholder, the board of directors or others is required for the issuance and sale of the Securities. There is no shareholders agreement, voting agreement or other similar agreement with respect to the Company’s capital stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s shareholders.

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4.8           Information Correct and Current. To the Company’s knowledge (after due inquiry), no advance request for a Marketing Advance, financial statement (the “Financial Statement”), exhibit or schedule furnished, by or on behalf of the Company to the Lenders in connection with any Loan Document or included therein or delivered pursuant thereto, and no document filed by the Company with the Commission or any Governmental Authority that may be substituted therefor or any national securities exchange or the Financial Industry Regulatory Authority, Inc., contained, contains or will contain, any material misstatement of fact or omitted, omits or will omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were, are or will be made, not misleading at the time such statement was made or deemed made.

4.9           Material Changes; Undisclosed Events, Liabilities or Developments. Since the date of the last Financial Statements filed by the Company with the Commission, except as disclosed on Schedule 4.9: (i) there has been no event, occurrence or development that has had, or that could reasonably be expected to, result in a Material Adverse Effect, (ii) the Company has not incurred any material liabilities (contingent or otherwise) other than trade payables and accrued expenses incurred in the ordinary course of business consistent with the Company’s past practices, (iii) the Company has not altered its method of accounting, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its shareholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock and (v) the Company has not issued any equity securities to any of its officers, directors or Affiliates.

4.10         Litigation. There is no action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, an “Action”) which (i) adversely affects or challenges the legality, validity or enforceability of any of the Loan Documents or the Securities, or (ii) could, if there were an unfavorable decision, or reasonably be expected to, result in a Material Adverse Effect. At no time, neither the Company nor any director or officer thereof is, or has been, the subject of any Action involving a claim of violation of or liability under the Securities Laws or a claim of breach of fiduciary duty.

4.11          Labor Relations. No labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company, which could reasonably be expected to result in a Material Adverse Effect. None of the Company’s employees is a member of a union that relates to such employee’s relationship with the Company, and the Company is not a party to any collective bargaining agreement. The Company believes that its relationship with its employees is good. To the knowledge of the Company, no executive officer of the Company is, or is expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other Contract or any restrictive covenant in favor of any third party, and the continued employment of each such executive officer does not subject the Company to any liability with respect to any of the foregoing matters. The Company is in compliance with all United States federal, state, local and foreign laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours, except where the failure to be in compliance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

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4.12         Compliance. The Company (i) is not in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time, or both, would result in a default by the Company under), and the Company has not received any notice of claim that it is in default under or in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is not in violation of any judgment, decree or order of any court, arbitrator or other Governmental Authority, or (iii) is not, or has not been, in violation of any Applicable Law relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters or any other matter, except in each case as could not have resulted, or reasonably be expected to result, in a Material Adverse Effect.

4.13         Regulatory Permits. The Company possess all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct its business as presently conducted and as contemplated to be conducted, except where the failure to possess such permits could not reasonably be expected to result in a Material Adverse Effect (“Material Permits”). The Company has not received any notice of Proceeding relating to the revocation or modification of any Material Permit.

4.14         Title to Assets. The Company has good and marketable title in all personal property owned by the Company that is material to its business, free and clear of all Liens, except for (i) Liens that do not materially affect the value of such property and do not materially interfere with the use made, or proposed to be made, of such property by the Company, (ii) Liens for the payment of federal, state or other taxes, for which appropriate reserves have been made and the payment of which is neither delinquent nor subject to penalties, and (iii) as set forth on Schedule 4.14. The Company does not own any real property. Each real property and facility held under a lease by the Company is held under a valid, subsisting and enforceable lease with which the Company is in compliance.

4.15         Intellectual Property.

(a)          The term “Intellectual Property Rights” includes the following:

(i)          The name of the Company, all fictional business names, trading names, registered and unregistered trademarks, service marks, and applications of the Company (collectively, the “Marks”);

(ii)         all patents, patent applications, and inventions and discoveries that may be patentable of the Company (collectively, the “Patents”);

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(iii)        all copyrights in both unpublished works and published works of the Company (collectively, the “Copyrights”);

(iv)        all rights in mask works of the Company (collectively, the “Rights in Mask Works”);

(v)         all know-how, trade secrets, confidential information, customer lists, software, technical information, data, process technology, plans, drawings, and blue prints (collectively, the “Trade Secrets”) owned, used, or licensed by the Company, as licensee or licensor; and

(vi)        the license or right to directly or indirectly use any of the foregoing, whether perpetually or for a fixed term, whether or not subject to defeasement, and whether or not reduced to writing or otherwise memorialized.

(b)          Agreements. Schedule 4.15(b) contains a complete and accurate list and description of all material Intellectual Property Rights and of all Contracts relating to the Intellectual Property Rights to which the Company is a party or by which the Company is bound, except for any license implied by the sale of a product and perpetual, paid-up licenses for commonly available software programs with a value of less than $10,000, under which the Company is the licensee. There is no outstanding, and, to the Company’s knowledge, no threatened, dispute or disagreement with respect to any such agreement.

(c)          Know-How Necessary for the Business. The Intellectual Property Rights are all intellectual property rights necessary for the operation of the Company’s business as it is currently conducted or contemplated to be conducted. The Company is the owner of all right, title, and interest in and to each of the Intellectual Property Rights, free and clear of all Liens, security interests, charges, encumbrances, equities, and other adverse claims, and has the right to use all of the Intellectual Property Rights. To the Company’s knowledge, no employee of the Company has entered into any Contract that restricts or limits in any way the scope or type of work in which the employee may be engaged or that requires the employee to transfer, assign, or disclose information concerning the employee’s work to anyone other than of the Company.

(d)          Patents. The Company is the owner of or licensee of all right, title and interest in and to each of the Patents, free and clear of all Liens and other adverse claims. All of the issued Patents are currently in compliance with formal legal requirements (including payment of filing, examination, and maintenance fees and proofs of working or use), are valid and enforceable and are not subject to any maintenance fees or taxes or actions falling due within ninety days after the Closing Date. No Patent has been or is now involved in any interference, reissue, reexamination, or opposition proceeding. To the Company’s knowledge, (1) there is no potentially interfering patent or patent application of any third party, and (2) no Patent is infringed or has been challenged or threatened in any way. To the Company’s knowledge, none of the products manufactured and sold, nor any process or know-how used, by the Company infringes or is alleged to infringe any patent or other proprietary right of any other Person.

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(e)          Trademarks. The Company is the owner of all right, title, and interest in and to each of the Marks, free and clear of all Liens and other adverse claims. All Marks that have been registered with the United States Patent and Trademark Office and the Canadian equivalent governmental agency are currently in compliance with all formal legal requirements (including the timely post-registration filing of affidavits of use and incontestability and renewal applications), are valid and enforceable and are not subject to any maintenance fees or taxes or actions falling due within ninety days after the Closing Date. No Mark has been or is involved in any opposition, invalidation, or cancellation, and, to the Company’s knowledge, no such action is threatened with respect to any of the Marks. To the Company’s knowledge, (1) there is no potentially interfering trademark or trademark application of any third party, and (2) no Mark is infringed or has been challenged or threatened in any way. To the Company’s knowledge, none of the Marks used by the Company infringes or is alleged to infringe any trade name, trademark, or service mark of any third party.

(f)          Copyrights. The Company is the owner of all right, title, and interest in and to each of the Copyrights, free and clear of all Liens and other adverse claims. All Copyrights have been registered and are currently in compliance with formal requirements, are valid and enforceable and are not subject to any maintenance fees or taxes or actions falling due within ninety days after the date of the Closing. No Copyright is infringed or, to the Company’s knowledge, has been challenged or threatened in any way. To the Company’s knowledge, none of the subject matter of any of the Copyrights infringes or is alleged to infringe any copyright of any third party or is a derivative work based on the work of a third party. All works encompassed by the Copyrights have been marked with the proper copyright notice.

(g)          Trade Secrets. With respect to each Trade Secret, the documentation relating to such Trade Secret is current, accurate, and sufficient in detail and content to identify and explain it and to allow its full and proper use without reliance on the knowledge or memory of any individual. The Company has taken all reasonable precautions to protect the secrecy, confidentiality, and value of its Trade Secrets. The Company has good title and an absolute (but not necessarily exclusive) right to use the Trade Secrets. The Trade Secrets are not part of the public knowledge or literature, and, to the Company’s knowledge, have not been used, divulged, or appropriated either for the benefit of any Person (other the Company) or to the detriment of the Company. No Trade Secret is subject to any adverse claim or has been challenged or threatened in any way.

4.16         Insurance. The Company is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the business in which the Company is engaged. The Company has no reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

4.17         Transactions with Affiliates and Employees. Except as set forth on Schedule 4.17 and the Loan Documents, none of the officers or directors of the Company and, to the knowledge of the Company, none of the employees of the Company is presently a party to any transaction with the Company (other than for services as employees, officers and directors), including any Contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, providing for the borrowing of money from or lending of money to or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee, shareholder, member or partner, in each case in excess of $50,000 other than for (i) payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company and (iii) except as disclosed on Schedule 4.17.

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4.18         Certain Fees. No brokerage, finder’s fees, commissions or due diligence fees is or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Loan Documents. The Lenders shall have no obligation with respect to any such fees or with respect to any claims made by or on behalf of any Persons for fees of a type contemplated in this Section 4.18 that may be due in connection with the transactions contemplated by the Loan Documents.

4.19         Investment Company. The Company is not, and is not an Affiliate of, and immediately after receipt of payment for the Securities, will not be or be an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended. The Company shall conduct its business in a manner so that it will not become an “investment company” subject to registration under the Investment Company Act of 1940, as amended.

4.20         Registration Rights. Except as disclosed on Schedule 4.20, no Person has any right to cause the Company to effect registration of any securities of the Company under the Act.

4.21         Application of Takeover Protections. As of the Initial Closing Date, the Company will have taken all necessary action, if any, to render inapplicable as of the Initial Closing Date and thereafter any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company’s articles of incorporation (or similar charter documents) and the laws of Ontario that is or could become applicable to the Lenders as a result of the Lenders and the Company fulfilling their obligations or exercising their rights under the Loan Documents, including without limitation as a result of the Company’s issuance of the Securities and the Lenders’ ownership of the Securities.

4.22         Disclosure. All of the disclosure furnished by or on behalf of the Company to the Lenders regarding the Company, its businesses and the transactions contemplated hereby, including the Disclosure Schedules to this Agreement, when taken together as a whole, is true and correct in all material respects and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company acknowledges and agrees that no Lender makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 5.

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4.23         Solvency. Based on the consolidated financial condition of the Company as of the Closing Date, and the Company’s good faith estimate of the fair market value of its assets, after giving effect to the receipt by the Company of the proceeds from the sale of the Securities hereunder: (i) the fair saleable value of the Company’s assets exceeds the amount that will be required to be paid on or in respect of the Company’s existing debts and other liabilities (including known contingent liabilities) as they mature, (ii) the Company’s assets do not constitute unreasonably small capital to carry on its business as now conducted and as proposed to be conducted, including its capital needs, taking into account the particular capital requirements of the business conducted by the Company, consolidated and projected capital requirements and capital availability thereof, and (iii) the current cash flow of the Company, together with the proceeds the Company would receive were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its liabilities when such amounts are required to be paid. The Company does not intend to incur any Indebtedness beyond its ability to pay off such Indebtedness upon maturity (taking into account the timing and amounts of cash to be payable on or in respect of its Indebtedness). The Company has no knowledge of any facts or circumstances which would lead it to believe that it will file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction within one year from the Closing Date. The Company Financial Statements and Schedule 4.9 set forth all outstanding Liens secured and unsecured Indebtedness of the Company or any Subsidiary, or for which the Company has commitments. For the purposes of this Agreement, “Indebtedness” means (x) any liabilities for borrowed money or amounts owed in excess of $50,000 other than (i) trade accounts payable incurred by the Company in the ordinary course of business, (ii) debt financing from a licensed United States or Canadian bank regularly engaged in such lending activity, or (iii) the Company’s obligations under the SR&ED Notes and the SR&ED Warrants; (y) all guaranties, endorsements and other contingent obligations in respect of indebtedness of others, whether or not the same are or should be reflected in the Company’s balance sheet (or the notes thereto), except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business, but excluding trade accounts payable incurred by the Company and its Subsidiaries in the ordinary course of business; and (z) the present value of any lease payments in excess of $50,000 due under leases required to be capitalized in accordance with the United States generally accepted accounting principles. The Company is not in default with respect to any Indebtedness.

4.24         Tax Status. Except for matters that would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, the Company (i) has made or filed all United States and Canadian federal, state and local income and all foreign income and franchise tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations and (iii) has set aside on its books provision reasonably adequate for the payment of all material taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.

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4.25         Foreign Corrupt Practices. Neither the Company nor, to the knowledge of the Company, any agent or other person acting on behalf of the Company has: (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company (or made by any person acting on its behalf of which the Company is aware) which is in violation of law or (iv) violated in any material respect any provision of the FCPA.

4.26         Acknowledgment Regarding the Lenders’ Purchase of Securities. The Company acknowledges and agrees that each of the Lenders is acting solely in the capacity of an arm’s length purchaser with respect to the Loan Documents and the transactions contemplated thereby. The Company further acknowledges that no Lender is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Loan Documents and the transactions contemplated thereby, and any advice given by any Lender or any of their respective representatives or agents in connection with the Loan Documents and the transactions contemplated thereby is merely incidental to the Lenders’ purchase of the Securities. The Company further represents to each Lender that the Company’s decision to enter into the Loan Documents has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

4.27         Money Laundering. The operation of the Company is and has been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, Applicable Law, applicable money laundering statutes and applicable rules and regulations thereunder (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

4.28         Office of Foreign Assets Control. Neither the Company nor, to the Company’s knowledge, any director, officer, agent, employee or Affiliate of the Company is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department (the “OFAC”).

4.29         Private Placement. Assuming the accuracy of the Lenders’ representations and warranties set forth in Section 5, no registration under the Act is required for the offer and sale of the Securities by the Company to the Lenders as contemplated hereby.

4.30         No General Solicitation or Integration. To the best knowledge of the Company, neither the Company nor any person acting on behalf of the Company has offered or sold any of the Securities by any form of general solicitation or general advertising. To the best knowledge of the Company, the Company has offered the Securities for sale only to the Lenders and certain other “accredited investors” within the meaning of Rule 501 under the Act.

4.31         Indebtedness and Seniority. As of the date hereof, all Indebtedness and Liens are as set forth on the Financial Statements and Schedule 4.9. Except as set forth on the Financial Statements and Schedule 4.9, as of the Closing Date, no Indebtedness, equity, or Equity Security is senior to the Notes in right of payment, whether with respect to interest or upon liquidation or dissolution, or otherwise, and capital lease obligations (which is senior only as to the property covered thereby).

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4.32         FDA. The Company has no applications pending before the jurisdiction of the United States Food and Drug Administration (the “FDA”).

4.33         No Disqualification Events. With respect to the Securities to be offered and sold hereunder in reliance on Rule 506 under the Act, none of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company participating in the offering hereunder, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the Act) connected with the Company in any capacity at the time of sale (each, an “Issuer Covered Person” and, together, “Issuer Covered Persons”) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e), and has furnished to the Lenders a copy of any disclosures provided thereunder. The Company will notify the Lenders in writing, prior to the Closing Date of (i) any Disqualification Event relating to any Issuer Covered Person and (ii) any event that would, with the passage of time, become a Disqualification Event relating to any Issuer Covered Person. A form of Rule 506 Bad Actor Disqualification Questionnaire is annexed hereto as Exhibit B.

4.34         Material Contracts.

(a)          Schedule 4.34 lists each of the following Contracts of the Company, but excluding the portions of any Contracts or term sheets, the disclosure of which, as determined by the board of directors, would reasonably be expected to cause substantial competitive harm to the Company (such Contracts, together with all Contracts concerning the occupancy, management or operation of any real property (including without limitation, brokerage contracts) listed or otherwise disclosed in the Disclosure Schedules and all Intellectual Property Rights identified on Schedule 4.15(b), the “Company Material Contracts”):

(i)          any Contract under which the Company: (a) sold or purchased (or agreed to sell or purchase) products or services pursuant to which the aggregate of payments due to or from the Company, respectively, in the one-year period ending on the date of this Agreement, was equal to or exceeded $50,000; (b) of which the Company reasonably anticipates that it will be selling or purchasing products or services during the one-year period after the date of this Agreement, in which the aggregate payments due to or from the Company, respectively, for such products or services are reasonably expected to equal or exceed $50,000; or (c) is a party involving consideration of $200,000 in the aggregate over the life of the Contract;

(ii)         all Contracts, other than those Contracts entered into in the ordinary course of business that are not material, that require the Company to purchase its total requirements of any product or service from a third party or that contain “take or pay” provisions;

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(iii)        all Contracts that provide for the indemnification by the Company of any Person or the assumption of any tax, environmental or other liability of any Person;

(iv)        all Contracts in effect that relate to the acquisition or disposition of any business, a material amount of stock or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise);

(v)         all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts to which the Company is a party;

(vi)        all employment agreements and Contracts with independent contractors or consultants (or similar arrangements) to which the Company is a party and which are not cancellable without material penalty or without more than 30 days’ notice;

(vii)       all Contracts pursuant to which the Company is or may become obligated to make any severance, change of control, termination or similar payment to any employee, officer, director, independent contractor or consultant;

(viii)      except for Contracts relating to trade receivables, all Contracts relating to Indebtedness (including, without limitation, guarantees) of the Company;

(ix)         all Contracts with any Governmental Authority to which the Company is a party;

(x)          any Contract under which the Company has advanced or loaned any other Person an amount equal to or exceeding $50,000;

(xi)         any Contract that would prohibit or is otherwise reasonably likely to materially delay the consummation of the transactions contemplated hereby;

(xii)        any Contract providing for the settlement of any Proceeding against the Company pursuant to which the Company has any existing material obligations;

(xiii)       any lease or similar agreement pursuant to which: (A) the Company is the lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any Person for an annual rent in excess of $50,000; (B) the Company is the lessor of, or makes available for use by any Person, any tangible personal property owned by it for an annual rent in excess of $50,000; or (C) the Company is the lessee of, or holds or uses, any real property owned by any Person for an annual rent in excess of $50,000;

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(xiv)      any Contract with any shareholder or any current officer or director or Affiliate of the Company;

(xv)       all Contracts that limit or purport to limit the ability of the Company to compete in any line of business or with any Person or in any geographic area or during any period of time or that contain covenants of any other Person not to compete with the Company in any line of business or in any geographical area or not to solicit or hire any Person with respect to employment or any customers of the Company;

(xvi)      any Contract that provides any customer with pricing, discounts or benefits that change based on the pricing, discounts or benefits offered to other customers or clients of the Company, including any Contract which contains a “most favored nation” provision;

(xvii)     any Contract to which the Company is a party that provides for any joint venture, partnership or similar arrangement by the Company;

(xviii)    all collective bargaining agreements or Contracts with any union to which the Company is a party; and

(xix)       any other Contract that is material to the Company and not previously disclosed pursuant to this Section 4.34.

(b)          Each Company Material Contract is legally valid and binding on the Company and, to the knowledge of the Company, is a legally valid and binding obligation of the other parties thereto, in accordance with its terms and is in full force and effect. None of the Company or, to the Company’s knowledge, any other party thereto is in material breach or violation of or default under (or is alleged to be in material breach of or default under), or has provided or received any notice of any intention to terminate, any Company Material Contract. No event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of material default by the Company under any Company Material Contract or result in any other party having the right to terminate such Company Material Contract or would cause or permit the acceleration or other changes of any material right or obligation by any other party or the loss of any material benefit to the Company thereunder. Complete and correct copies of each Company Material Contract (including all modifications, amendments and supplements thereto and waivers thereunder) have been made available to Lenders.

4.35         Survival. The foregoing representations and warranties shall survive the Closing Date.

5.          Representations and Warranties of the Lenders. In connection with the transactions provided for herein, each Lender hereby represents and warrants to the Company, severally, but not jointly, that:

5.1           Authorization. This Agreement constitutes such Lender’s valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (a) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors’ rights and (b) laws relating to the availability of specific performance, injunctive relief or other equitable remedies. Each Lender represents that it has full power and authority to enter into this Agreement.

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5.2           Purchase Entirely for Own Account. Each Lender acknowledges that this Agreement is made with Lender in reliance upon such Lender’s representation to the Company that the Securities to be acquired by the Lender will be acquired for investment for Lender’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that such Lender has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, each Lender further represents that such Lender does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to the Securities.

5.3           Disclosure of Information. Each Lender acknowledges that it has received all the information it considers necessary or appropriate for deciding whether to acquire the Securities. Each Lender understands that the investment in the Securities involves a substantial degree of risk and should be regarded as highly speculative. Each Lender further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities.

5.4           Investment Experience. Each Lender is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Securities. If other than an individual, each Lender also represents it has not been organized solely for the purpose of acquiring the Securities.

5.5           Accredited Investor. Each Lender is an “accredited investor” within the meaning of Rule 501 of Regulation D of the Act, as presently in effect.

5.6           Restricted Securities. Each Lender understands that the Securities are characterized as “restricted securities” under the Securities Laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Act only in certain limited circumstances. Each Lender represents that it is familiar with Rule 144, and understands the resale limitations imposed thereby and by the Act.

5.7           Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth above, each Lender further agrees not to make any disposition of all or any portion of the Securities unless and until:

(a)          There is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

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(b)          (i) Lender has notified the Company of the proposed disposition and has furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and (ii) if reasonably requested by the Company, Lender shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such shares under the Act.

Lender shall not knowingly make any disposition of any Securities to any of the Company’s competitors as such is determined by the Company.

5.8           Legends. It is understood that the Securities may bear the following legend:

“THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER SUCH ACT.”

5.9           No “Bad Actor” Disqualification. Neither (i) such Lender, (ii) any of its directors, executive officers, other officers that may serve as a director or officer of any company in which it invests, general partners or managing members, nor (iii) any beneficial owner of any of the Company’s voting equity securities (in accordance with Rule 506(d) of the Act) held by such Lender is subject to any Disqualification Event, except for Disqualification Events covered by Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Act and disclosed reasonably in advance of the Closing in writing in reasonable detail to the Company.

5.10         Survival. The foregoing representations and warranties shall survive the Closing Date.

6.          Covenants of the Company.

6.1           Affirmative Covenants. On and after the Closing Date and so long as any Notes have not been indefeasibly paid in full or converted pursuant to Section 2:

(a)          Qualified Offering. The Company will use its reasonable best efforts to consummate the Qualified Offering on or prior to the first anniversary of the Tranche A Initial Closing.

(b)          Use of Proceeds.

(i)          The Company shall use the net proceeds from the sale of the Securities hereunder in exchange for Monthly Advances for general corporate purposes, including, but not necessarily limited to, growth and capital initiatives, research and development, filing of patents to protect the intellectual property of the Company and expanding the human resources of the Company.

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(ii)         The Company will use the net proceeds from the sale of the Securities hereunder in exchange for the Marketing Advances for general marketing purposes, including investor relations activities.

(c)          Conduct of Business. Except in connection with the Qualified Offering, the Company will conduct its operations in the ordinary course of business consistent with its past practices; provided that the Company may take all reasonable action, including entering into any agreement or commitment, deemed necessary or desirable to conduct its operations in the ordinary course of business as determined by the board of directors.

(d)          Maintenance of Property and Insurance. Until the Notes are no longer outstanding (the “End Date”), the Company shall keep all of its property that is necessary or useful to the conduct of its business in good working order and condition, ordinary wear and tear excepted. Until the End Date, the Company will maintain insurance coverage of the type and not less than the amount in effect as of the Tranche A Initial Closing Date.

(e)          Preservation of Corporate Existence. Until the End Date, the Company shall preserve and maintain its corporate existence, rights, privileges and franchises in the jurisdiction of its incorporation and qualify and remain qualified as a foreign corporation in each jurisdiction in which such qualification is necessary in view of its business or operations and where the failure to qualify or remain qualified might reasonably have a Material Adverse Effect upon the financial condition, business or operations of the Company taken as a whole.

(f)          Reservation of Shares.

(i)          The Company shall maintain a reserve from its duly authorized common shares for issuance pursuant to the Loan Documents in such amount as may then be required to fulfill its obligations in full under the Loan Documents but not less than the Required Minimum. The Company will reserve the Required Minimum as of the Initial Closing Date.

(ii)         If, on any date, the number of authorized but unissued (and otherwise unreserved) common shares is less than the Required Minimum on such date, then the board of directors shall amend the Company’s articles of incorporation to increase the number of authorized but unissued common shares to at least the Required Minimum at such time, as soon as possible and in any event not later than the 120th day after such date.

(g)          Form D; Blue Sky Filings. The Company agrees to timely file a Form D with respect to the Securities as required under Regulation D and to provide a copy thereof, promptly upon request of any Lender. The Company shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for, or to qualify the Securities for, sale to the Lenders at the Closing under applicable securities or “Blue Sky” laws of the states of the United States, and shall provide evidence of such actions promptly upon request of any Lender.

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(h)          Equal Treatment of Lenders. No consideration (including any modification of any Loan Document) shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Loan Documents unless the same consideration is also offered on a ratable basis to all of the Lenders. For clarification purposes, this provision constitutes a separate right granted to each Lender by the Company and negotiated separately by each Lender and is intended for the Company to treat the Lenders as a class and shall not in any way be construed as the Lenders acting in concert or as a group with respect to the purchase, disposition or voting of Securities or otherwise.

(i)          Reimbursement. If any Lender becomes involved in any capacity in any Proceeding by or against any Person who is a shareholder of the Company (except as a result of sales, pledges, margin sales and similar transactions by such Lender to or with any current shareholder), solely as a result of such Lender’s acquisition of the Securities under this Agreement, the Company will reimburse such Lender for its reasonable legal and other expenses (including the cost of any investigation preparation and travel in connection therewith) incurred in connection therewith, as such expenses are incurred. The reimbursement obligations of the Company under this paragraph shall be in addition to any liability which the Company may otherwise have, shall extend upon the same terms and conditions to any Affiliate of the Lenders who are actually named in such action, proceeding or investigation, and partners, directors, agents, employees and controlling persons (if any), as the case may be, of the Lenders and any such Affiliate, and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Company, the Lenders and any such Affiliate and any such Person. The Company also agrees that neither the Lenders nor any such Affiliates, partners, directors, agents, employees or controlling persons shall have any liability to the Company or any Person asserting claims on behalf of or in right of the Company solely as a result of acquiring the Securities under this Agreement.

(j)          DTC Program. From and after the Tranche A Initial Closing, at all times that the Notes or the Warrants are outstanding, the Company shall use its best efforts to employ as the transfer agent for the common shares and the Warrant Shares a participant in the Depository Trust Company Automated Securities Transfer Program and cause the common shares to be transferable pursuant to such program.

6.2           Negative Covenants. So long as any Notes have not been indefeasibly paid in full or converted pursuant to Section 2, the Company shall comply with the following covenants unless waived in writing by the Majority Note Holders:

(a)          Indebtedness. Until the occurrence of a Qualified Offering, the Company will not incur Indebtedness without the consent of the Majority Note Holders, except that the Company may incur Indebtedness deemed necessary or desirable to conduct its operations in the ordinary course of business as determined by the board of directors or pursuant to the Loan Documents and may incur any refinancing or continuation of the Indebtedness set forth on Schedule 4.9.

(b)          Prepay Indebtedness. The Company shall not prepay, redeem, purchase, defease or otherwise satisfy prior to the scheduled maturity thereof in any manner, or make any payment in violation of any subordination terms of, any Indebtedness of the Company.

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(c)          Limitation on Amendment to Charter. The Company shall not amend, supplement or otherwise modify its articles of incorporation, certificate of designation (or corporate charter or other similar organizational document) in any way that would be materially adverse to the interests of the Lenders.

(d)          Limitation on Restricted Payments. The Company shall not (i) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any of the Company’s capital stock, or split, combine or reclassify any capital stock of the Company, or issue or authorize the issuance of any other securities in respect or, in lieu of, or in substitution for any capital stock of the Company, or establish or set any record date with respect to any of the foregoing, or (ii) purchase, redeem or otherwise acquire, directly or indirectly, any shares of the Company’s capital stock.

(e)          Use of Proceeds. The Company shall not use the net proceeds from the sale of the Securities hereunder (a) for the satisfaction of any portion of the Company’s Indebtedness (other than payment of trade payables in the ordinary course of the Company’s business and prior practices), (b) for the redemption of any common shares or Equity Securities, (c) for the settlement of any outstanding Proceeding or (d) in violation of the FCPA or the OFAC regulations.

(f)          Integration. The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Act) that would be integrated with the offer or sale of the Securities in a manner that would require the registration under the Act of the sale of the Securities.

(g)          Shareholder Rights Plan. No claim will be made or enforced by the Company or, with the consent of the Company, any other Person, that any Lender is an “Acquiring Person” under any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or similar anti-takeover plan or arrangement in effect or hereafter adopted by the Company, or that any Lender could be deemed to trigger the provisions of any such plan or arrangement, by virtue of receiving Securities under the Loan Documents.

7.          Closing Conditions.

7.1           Conditions to the Lender’s Obligations at Closing. Each Lender’s obligations at any Closing are subject to the fulfillment, on or before such Closing, of all of the following conditions, any of which may be waived in whole or in part by all of the Lenders:

(a)          The representations and warranties made by the Company in Section 4 hereof shall have been true and correct when made, and shall be true and correct as of such Closing;

(b)          At such Closing, the sale and issuance by the Company, and the purchase by the Lenders, of the Notes shall be legally permitted by all laws and regulations to which the Lenders or the Company are subject;

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(c)          The Company shall have duly executed and delivered to each Lender this Agreement and a Note issuable hereunder at such Closing.

7.2           Conditions to the Company’s Obligations at Closing. The Company’s obligation to issue and sell the Notes at any Closing is subject to the fulfillment, on or before such Closing, of the following conditions, any of which may be waived in whole or in part by the Company:

(a)          The representations and warranties made by the Lenders in Section 5 hereof shall be true and correct when made, and shall be true and correct as of such Closing;

(b)          At the Closing, the sale and issuance by the Company, and the purchase by the Lenders, of the Notes shall be legally permitted by all laws and regulations to which such Lenders or the Company are subject;

(c)          Each Lender shall have delivered to the Company the Monthly Advance or Marketing Advance, as applicable, in respect of the Note being purchased at such Closing by such Lender referenced in Section 2 hereof.

8.          Defaults and Remedies.

8.1           Events of Default. The following events shall be considered Events of Default with respect to each Note:

(a)          The Company shall default in the payment of any part of the principal or unpaid accrued interest on the Note for more than thirty (30) days after the Maturity Date or at a date fixed by acceleration or otherwise;

(b)          The Company shall make an assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts as they become due, or shall file a voluntary petition for bankruptcy, or shall file any petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, dissolution or similar relief under any present or future statute, law or regulation, or shall file any answer admitting the material allegations of a petition filed against the Company in any such proceeding, or shall seek or consent to or acquiesce in the appointment of any trustee, receiver or liquidator of the Company, or of all or any substantial part of the properties of the Company, or the Company or its respective directors or majority shareholders shall take any action looking to the dissolution or liquidation of the Company;

(c)          Within thirty (30) days after the commencement of any proceeding against the Company seeking any bankruptcy reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future statute, law or regulation, such proceeding shall not have been dismissed, or within thirty (30) days after the appointment without the consent or acquiescence of the Company of any trustee, receiver or liquidator of the Company or of all or any substantial part of the properties of the Company, such appointment shall not have been vacated;

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(d)          The Company shall fail to observe or perform any other obligation to be observed or performed by it under this Agreement or the Notes within 30 days after written notice from the Majority Note Holders to perform or observe the obligation.

8.2           Remedies. Upon the occurrence of an Event of Default under Section 8.1 hereof, at the option and upon the declaration of the holder of a Note, the entire unpaid principal and accrued and unpaid interest on such Note shall, without presentment, demand, protest, or notice of any kind, all of which are hereby expressly waived, be forthwith due and payable, and such holder may, immediately and without expiration of any period of grace, enforce payment of all amounts due and owing under such Note and exercise any and all other remedies granted to it at law, in equity or otherwise.

8.3           Defaulting Lenders. Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(a)          Reallocation. All or any part of such Defaulting Lender’s commitment to fund any unfunded Monthly Advance or Marketing Advance, as applicable, may be (i) reallocated to any Non-Defaulting Lender, with the prior written consent of such Non-Defaulting Lender, or among the Non-Defaulting Lenders, with the prior written consent of such Non-Defaulting Lender or (ii) assumed by a third party acceptable to the Company. No reallocation or assumption of a Defaulting Lender’s commitments hereunder shall constitute a waiver or release of any claim of any party hereunder against a Defaulting Lender arising from that Lender having become a Defaulting Lender, including any claim of a Non-Defaulting Lender as a result of such Non-Defaulting Lender's increased exposure following such reallocation. The Schedule of Lenders shall be updated to reflect any such reallocation.

(b)          Termination of Defaulting Lender. The Company may terminate the Defaulting Lender’s commitment to make any unfunded Monthly Advance or Marketing Advance, as applicable, to the extent related to any unfunded Monthly Advance or Marketing Advance, as applicable, of such Defaulting Lender, upon not less than five Business Days’ prior notice to the Defaulting Lender, provided that (i) such termination shall not be deemed to be a waiver or release of any claim the Company or any Lender may have against such Defaulting Lender, and (ii) the provisions of Section 2.3 shall not apply to any unfunded commitments of such Defaulting Lender under this Agreement. The Schedule of Lenders shall be updated to reflect any such termination. To the extent that Lenders representing more than 25% of the remaining commitments to fund any unfunded Monthly Advance or Marketing Advance are Defaulting Lenders, then the Company may terminate the commitments to make any unfunded Monthly Advances or Marketing Advances with respect to all Lenders, and notwithstanding Section 6.2 or any other contrary provision of this Agreement, incur additional Indebtedness from third party funding sources and/or issue equity securities to any third party investors, and the provisions of Section 6.2(a) – (e) shall otherwise have no further force and effect.

(c)          No Default. The operation of this Section 8.3 shall not be deemed to result in a default of the Company’s obligations to a Defaulting Lender under this Agreement or any other Loan Document.

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8.4           Cumulative Remedies. All rights and remedies provided in this Agreement are cumulative and not exclusive, and the exercise by either party of any right or remedy does not preclude the exercise of any other rights or remedies that may now or subsequently be available at law, in equity, by statute, in any other agreement between the parties or otherwise.

9.          Miscellaneous.

9.1           Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties, except that:

(a)          the Company may not assign its obligations under this Agreement without the written consent of the Majority Note Holders; and

(b)          no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) in connection with any reallocation of unfunded commitments of a Defaulting Lender to a Non-Defaulting Lender in accordance with Section 8.3, or (ii) with the written consent of the Company (and any other attempted assignment or transfer by any party hereto shall be null and void).

Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

9.2           Governing Law. PURSUANT TO SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW, THE SUBSTANTIVE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CHOICE OF LAW PRINCIPLES THAT MIGHT OTHERWISE APPLY, AND THE APPLICABLE FEDERAL LAWS OF THE UNITED STATES OF AMERICA, SHALL GOVERN THE RIGHTS AND DUTIES OF THE PARTIES UNDER THIS AGREEMENT AND THE VALIDITY, CONSTRUCTION, ENFORCEMENT, AND INTERPRETATION OF THIS AGREEMENT.

9.3           Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9.4           Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

9.5           Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, if not so confirmed, then on the next Business Day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the respective parties at the following addresses (or at such other addresses as shall be specified by notice given in accordance with this Section 9.5):

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If to the Company:

EHAVE, INC.

250 University Avenue, Suite 200

Toronto, ON M5H 3E5

Canada

Attention: Chief Executive Officer

If to Lenders:

At the respective addresses shown on the signature pages hereto.

9.6           Finder’s Fee. Lender represents that it neither is nor will be obligated for any finder’s fee or commission in connection with this transaction. Lender agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder’s fee (and the costs and expenses of defending against such liability or asserted liability) for which Lender or any of its officers, partners, employees or representatives is responsible. The Company represents that it neither is nor will be obligated for a finder’s fee or commission in connection with this transaction. The Company agrees to indemnify and hold harmless Lender from any liability for any commission or compensation in the nature of a finder’s fee (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

9.7           Expenses. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

9.8           Entire Agreement; Amendments and Waivers. This Agreement and the Notes and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof. The Company’s agreements with each of the Lenders are separate agreements, and the sales of the Notes to each of the Lenders are separate sales. Nonetheless, any term of this Agreement or the Notes may be amended and the observance of any term of this Agreement or the Notes may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of the Company and the Majority Note Holders. Any waiver or amendment effected in accordance with this Section shall be binding upon each party to this Agreement and any holder of any Note purchased under this Agreement at the time outstanding and each future holder of all such Notes.

9.9           Effect of Amendment or Waiver. Each Lender acknowledges that by the operation of Section 9.8 hereof, the Majority Note Holders will have the right and power to diminish or eliminate all rights of such Lender under this Agreement and each Note issued to such Lender.

35

9.10         Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

9.11         Subscription Agreement. Each Lender understands and agrees that the conversion of the Notes into Conversion Securities may require such Lender’s execution of certain agreements in the form agreed to by investors in the Qualified Offering relating to the purchase and sale of such securities as well as registration, co-sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities.

9.12         Exculpation Among Lenders. Each Lender acknowledges that it is not relying upon any person, firm, corporation or shareholder, other than the Company and its officers and directors in their capacities as such, in making its investment or decision to invest in the Company. Each Lender agrees that no other Lender nor the respective controlling persons, officers, directors, partners, agents, shareholders or employees of any other Lender shall be liable for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase and sale of the Securities.

9.13         Further Assurance. From time to time, the Company shall execute and deliver to the Lenders such additional documents and shall provide such additional information to the Lenders as any Lender may reasonably require to carry out the terms of this Agreement and the Notes and any agreements executed in connection herewith or therewith, or to be informed of the financial and business conditions and prospects of the Company.

9.14         Acknowledgment. The obligations of each Lender under any Loan Document are several and not joint with the obligations of any other Lender, and no Lender shall be responsible in any way for the performance or non-performance of the obligations of any other Lender under any Loan Document. Nothing contained herein or in any other Loan Document, and no action taken by any Lender pursuant hereof or thereto, shall be deemed to constitute the Lenders as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Lenders are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Loan Documents. Each Lender shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of the other Loan Documents, and it shall not be necessary for any other Lenders to be joined as an additional party in any proceeding for such purpose. Each Lender has been represented by its own separate legal counsel in its review and negotiation of the Loan Documents.

36

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

COMPANY:

EHAVE, INC.

By:	/s/ Scott Woodrow
Name: Scott Woodrow
Title:Chairman

LENDERS:

Name:	BLUEROCK CAPITAL LP

By:	/s/ Robert Jacobs
NAME:	ROBERT JACOBS
ITS:	PRESIDENT/PARTNER

ADDRESS:	20 HOLLY ST. #103
TORONTO, ON M453B1

LENDERS:

Name:	R&T Sports Marketing Inc.

By:	/s/ Daniel Kaplan
NAME:	Daniel Kaplan
ITS:	President

ADDRESS:	15440 SW 82 Ave
Palmetto Bay, FL 33157

LENDERS:

Name:	Longsideventures

By:	/s/ Benjamin Kaplan
NAME:	Benjamin Kaplan
ITS:

ADDRESS:

LENDERS:

Name:	Taconic Group LLC

By:	/s/ Robert Grinberg
NAME:	Robert Grinberg
ITS:

ADDRESS:	1835 NE Miami Gardens Drive
NMB, FL 33179

LENDERS:

Name:	Summit Trading

By:	/s/ Daryl Orange
NAME:	Daryl Orange
ITS:	Attorney in fact

ADDRESS:

LENDERS:

Name:	Plazacorp investments limited

By:	/s/ Sruli Weinreb
Name:	Sruli Weinreb
Its:	VP of Equity Investments

Address:	10 Wanless Ave suite 201
toronto on m4n1v6

LENDERS:

Name:	Rocfrim Inc.

By:	/s/ Jesse Kaplan
Name:	Jesse Kaplan
Its:	President

Address:	3625 Dufferin Street, Suite 409
Toronto, Ontario M3K1N4

LENDERS:

Name:	Bezalel Partners, LLC

By:	/s/ David Stefansky
Name:	David Stefansky
Its:	MP

Address:	146 Beach 9th St, Apt 51
Far Rockaway, NY 11691

Schedule I

Schedule of Tranche A Lender

Lender	Principal Amount of each Tranche A Note to be purchased at the Tranche A Initial Closing and each Tranche A Monthly Advance Closing	Purchase Price for each Tranche A Note to be purchased at the Tranche A Initial Closing and each Tranche A Monthly Advance Closing (Tranche A Monthly Advance)	Total Commitment
Bluerock Capital LP	$50,000	$50,000	$200,000
103-20 Holly Street
Toronto, ON M4S 3B1

Schedule I to

Note and Warrant Purchase Agreement

Schedule II

Schedule of Tranche B Lenders

Lender	Principal Amount of each Tranche B Note to be purchased at the Tranche B Initial Closing and each Tranche B Monthly Advance Closing	Purchase Price for each Tranche B Note to be purchased at the Tranche B Initial Closing and each Tranche B Monthly Advance Closing (Tranche B Monthly Advance)	Tranche B Maximum Marketing Advance Amount	First Term Total Commitment	Second Term Total Commitment*	Third Term Total Commitment*
Long Side Ventures LLC	$15,179	$15,179	$64,286	$109,823	$155,360	$185,718
1800 South Ocean Drive, PH2
Hallandale Beach, Florida 33009

R&T Sports Marketing Inc.	$15,179	$15,179	$64,286	$109,823	$155,360	$185,718
15440 SW 82 Avenue
Palmetto Bay, Florida 33157

Taconic Group	$15,179	$15,179	$64,286	$109,823	$155,360	$185,718
1835 NE Miami Gardens Drive, #272
North Miami Beach, Florida 33179

Summit Trading Ltd.	$15,179	$15,179	$64,286	$109,823	$155,360	$185,718
904 Silver Spur Road, #257
Rolling Hills Estate, California 90274

*If applicable.

Schedule II to

Note and Warrant Purchase Agreement

Schedule III

Schedule of Tranche C Lenders

Lender	Principal Amount of each Tranche C Note to be purchased at the Tranche C Initial Closing and each Tranche C Monthly Advance Closing	Purchase Price for each Tranche C Note to be purchased at the Tranche C Initial Closing and each Tranche C Monthly Advance Closing (Tranche C Monthly Advance)	Tranche C Maximum Marketing Advance Amount	Total Commitment
Bezalel Partners, LLC	$15,179	$15,179	$64,286	$185,718
1070 Forest Avenue
Lakewood, NJ 08701

Rocfrim Inc.	$15,179	$15,179	$64,286	$185,718
3625 Dufferin Street, Suite 409
Toronto, Ontario M3K1N4

Plazacorp Investments Limited	$15,179	$15,179	$64,286	$185,718
10 Wanless Avenue, Suite 201
Toronto, Ontario M4N1V6

Schedule III to

Note and Warrant Purchase Agreement

Schedule IV

Wire Instructions

Ehave, Inc.

Settlement to:

Bank of America, New York

SWIFT:  ***********

For Further Credit to:

Beneficiary Bank:  TD Canada Trust

For Further Credit to Account Number:  *******

Branch Number:  ***** (if only 4 numbers in the field - eliminate the 0)

Institution Number:  ***

Bank Address:  500 Glencairn Avenue, Toronto, ON M6B 1Z1

In Favour of:

Beneficiary Name:  Ehave, Inc.

Beneficiary Address:  250 University Avenue, Suite 200, Toronto, ON M5H 3E5

Beneficiary Account Number:  ****-******

Schedule IV to

Note and Warrant Purchase Agreement

Exhibit A

Form of Note
(see attached)

THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER SUCH ACT.

THIS NOTE IS SUBJECT TO THE TERMS OF A CERTAIN NOTE AND WARRANT PURCHASE AGREEMENT, DATED AS OF THE DATE HEREOF, BY AND BETWEEN THE LENDER AND THE COMPANY (THE “PURCHASE AGREEMENT”). COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY.

CONVERTIBLE PROMISSORY NOTE

Date of Issuance
$[INSERT AMOUNT]	[INSERT DATE]

FOR VALUE RECEIVED, EHAVE, INC., an Ontario corporation (the “Company”), hereby promises to [INSERT NAME] (the “Lender”), the principal sum of $[INSERT AMOUNT], together with interest thereon from the date of this Note. Interest shall accrue at a rate of ten percent (10%) per annum, computed on the basis of the actual number of days elapsed and a year of 365 days. All unpaid principal, together with any then unpaid and accrued interest and other amounts payable hereunder, shall be due and payable on the earliest to occur of the following dates (the “Maturity Date”): the earlier of (i) closing of the Qualified Offering, or (ii) the first anniversary of the date of issuance of this Note. In addition, upon the occurrence of an Event of Default, the entire unpaid principal and accrued and unpaid interest on this Note may become due and payable pursuant to Section 8.1 of the Purchase Agreement. This Note is one of the “Notes” issued pursuant to the Purchase Agreement, and capitalized terms not defined herein shall have the meaning set forth in the Purchase Agreement. This Note is issued under and in accordance with the Purchase Agreement and is subject to the terms and provisions contained in the Purchase Agreement. The Purchase Agreement is hereby incorporated herein by reference and made a part hereof.

1.          Payment. All payments shall be made in lawful money of the United States of America at the principal office of the Company, or at such other place as the holder hereof may from time to time designate in writing to the Company. Payment shall be credited first to Costs (as defined below), if any, then to accrued interest due and payable and any remainder applied to principal. Repayment shall be pro rata among all Notes then outstanding pursuant to the Purchase Agreement. The Company hereby waives demand, notice, presentment, protest and notice of dishonor. Upon conversion or payment of all amounts due hereunder, the Lender agrees to deliver the original of the Note at the closing of the Qualified Offering for cancellation.

2.          Prepayment. This Note may be prepaid upon ten days prior written notice to the Lenders, by paying 120% of the then outstanding principal amount of the Notes, in whole or in part, at any time prior to the listing of the Company’s common shares for trading on a national securities exchange; provided, that any prepayment of this Note may only be made in connection with the prepayment of all Notes issued under the Purchase Agreement on a pro rata basis, based on the respective aggregate outstanding principal amounts of each such Note.

3.          Qualified Offering. Upon closing of the Qualified Offering, all of the principal and accrued and unpaid interest then outstanding under each Note shall, at the option of the Lender holding such Note, either (x) become due and payable in cash from the proceeds of the Qualified Offering, or (y) convert into Conversion Securities as set forth in Section 2.1 of the Purchase Agreement.

4.          Conversion Procedure. Before the Lender holding this Note shall be entitled to convert this Note into Conversion Securities pursuant to Section 3(y), the Lender shall surrender this Note, duly endorsed (or a notice to the effect that the original Note has been lost, stolen or destroyed and an agreement acceptable to the Company whereby the holder agrees to indemnify the Company from any loss incurred by it in connection with this Note), at the office of the Company and shall give written notice to the Company at its principal corporate office, of the election to convert the same pursuant to Section 3(y), and shall state therein the amount of the unpaid principal amount of this Note to be converted and the name or names in which the certificate or certificates for Conversion Securities are to be issued, in the event that the Conversion Securities will be certificated. Upon such conversion of this Note, the Lender hereby agrees to execute and deliver to the Company all transaction documents related to the Qualified Offering, including a purchase agreement and other ancillary agreements, with customary representations and warranties and transfer restrictions. The Company shall, as soon as practicable thereafter, issue and deliver to the Lender a certificate or agreement representing the number of Conversion Securities issuable upon conversion of the Notes to which the Lender shall be entitled upon such conversion (bearing such legends as are required by the transaction documents related to the Qualified Offering, and applicable state and federal securities laws in the opinion of counsel to the Company), together with any other securities and property to which the Lender is entitled upon such conversion under the terms of this Note. The conversion of this Note pursuant to Section 3(y) shall be deemed to have been made immediately prior to the closing of the Qualified Offering and on and after such date the Lenders entitled to receive the securities issuable upon such conversion shall be treated for all purposes as the record holder of such securities. Only whole Conversion Securities shall be issued. Any remainder due hereunder which is insufficient to purchase a whole Conversion Security shall be rounded up to the next whole Conversion Security.

5.          Amendments and Waivers; Resolutions of Dispute; Notice. The amendment or waiver of any term of this Note, the resolution of any controversy or claim arising out of or relating to this Note and the provision of notice shall be conducted pursuant to the terms of the Purchase Agreement.

6.          Successors and Assigns. This Note applies to, inures to the benefit of, and binds the successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Note without the written consent of the Majority Note Holders. Any transfer of this Note may be effected only pursuant to the Purchase Agreement and by surrender of this Note to the Company and reissuance of a new note to the transferee. The Lender and any subsequent holder of this Note receives this Note subject to the foregoing terms and conditions, and agrees to comply with the foregoing terms and conditions for the benefit of the Company and any other Lenders.

7.          Officers and Directors Not Liable. In no event shall any officer or director of the Company be liable for any amounts due and payable pursuant to this Note.

8.          Expenses. The Company hereby agrees, subject only to any limitation imposed by applicable law, to pay all expenses, including reasonable attorneys’ fees and legal expenses, incurred by the holder of this Note (“Costs”) in endeavoring to collect any amounts payable hereunder which are not paid when due, whether by declaration or otherwise. The Company agrees that any delay on the part of the holder in exercising any rights hereunder will not operate as a waiver of such rights. The holder of this Note shall not by any act, delay, omission or otherwise be deemed to have waived any of its rights or remedies, and no waiver of any kind shall be valid unless in writing and signed by the party or parties waiving such rights or remedies.

9.          Governing Law. PURSUANT TO SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW, THE SUBSTANTIVE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CHOICE OF LAW PRINCIPLES THAT MIGHT OTHERWISE APPLY, AND THE APPLICABLE FEDERAL LAWS OF THE UNITED STATES OF AMERICA, SHALL GOVERN THE RIGHTS AND DUTIES OF THE PARTIES UNDER THIS NOTE AND THE VALIDITY, CONSTRUCTION, ENFORCEMENT, AND INTERPRETATION OF THIS AGREEMENT.

[Signature Page Follows]

EHAVE, INC.

By:
Name:
Title:

2

Exhibit B

Bad Actor Disqualification Questionnaire
(see attached)

3

CONFIDENTIAL

EHAVE, INC.

Rule 506 Disqualification Event Questionnaire

Date:

Name:

This Questionnaire is being furnished to you to obtain information in connection with an offering (the “Offering”) of securities by Ehave, Inc. (the “Issuer”), under Rule 506 of the Securities Act of 1933, as amended (the “Securities Act”). As used in this Questionnaire, “you” also refers to any entity on whose behalf you are responding.

Important Note: Please answer every question. If the Issuer has completed portions of the Questionnaire on your behalf, please confirm the accuracy of that information. If your answer to a question is “Yes,” please provide details in the explanation. Unless otherwise stated, your answers should be given as of the date you sign the Questionnaire. Please note that certain questions are necessarily broad in scope, so if you have doubts regarding whether something should be included in your response please err on the side of over-inclusion. The Issuer may have additional follow-up questions for you in connection with the Offering.

Once you have completed the Questionnaire, please sign it to indicate: (i) your consent for the Issuer to rely upon the information provided in this Questionnaire; (ii) your acknowledgement that the Securities and Exchange Commission (the “SEC”) may require the Issuer to publicly disclose the information provided in this Questionnaire, and your consent to such public disclosure; (iii) your agreement to promptly notify the Issuer of any changes in information provided in the Questionnaire occurring after the date you sign the Questionnaire; and (iv) your confirmation that the information contained in the Questionnaire is true and correct, to the best of your knowledge and belief after a reasonable investigation, as of the date you sign the Questionnaire.

THE EXISTENCE AND CONTENTS OF THE QUESTIONNAIRE, AS WELL AS YOUR ANSWERS AND ALL NOTES AND DRAFTS PREPARED BY YOU, ARE CONSIDERED EXTREMELY CONFIDENTIAL AND PROPRIETARY BY THE ISSUER AND SHOULD BE TREATED ACCORDINGLY.

This Questionnaire must be completed by the following persons:

•	The Issuer.
•	Any predecessor of the Issuer.
•	Any “affiliated issuer.”[1]
•	Any director, executive officer,[2] other officer participating in the offering, general partner or managing member of the Issuer.
•	Any beneficial owner of 20% or more of the Issuer’s outstanding voting equity securities, calculated on the basis of voting power.
•	Any promoter[3] connected with the Issuer in any capacity at the time of the sale of securities.
•	Any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of securities (a “compensated solicitor”).
•	Any general partner or managing member of any compensated solicitor.
•	Any director, executive officer or other officer participating in the offering of any:
o	compensated solicitor; or
o	general partner or managing member of any compensated solicitor.

(1) An affiliated issuer is a person or entity that is issuing securities in the Offering (including offerings subject to integration with the Offering under Rule 502(a) of Regulation D) that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, the Issuer.

(2) The term executive officer includes the Issuer’s president, any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function, and any other person who performs similar policy making functions for the Issuer, including executive officers of an affiliate of the Issuer if such executive officers perform policy making functions for the Issuer.

(3) The term promoter includes:

(i) any person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer; or

(ii) any person who, in connection with the founding and organizing of the business or enterprise of an issuer, directly or indirectly receives in consideration of services or property, or both services and property, 10 percent or more of any class of securities of the issuer or 10 percent or more of the proceeds from the sale of any class of such securities. However, a person who receives such securities or proceeds either solely as underwriting commissions or solely in consideration of property shall not be deemed a promoter within the meaning of this paragraph if such person does not otherwise take part in founding and organizing the enterprise.

All persons coming within the definition of promoter in paragraph (i) of this definition may be referred to as founders or organizers or by another term provided that such term is reasonably descriptive of those persons' activities with respect to an issuer.

1.	Name, Address, Telephone Number and Email

Your full name:

9.15

9.16	Please provide all previous, assumed or fictitious names or aliases:

Business Address:	Home Address:

Business Telephone: ( )	Home Telephone: ( )
E-Mail Address:

2.	Have you been convicted, within ten (10) years of the date hereof (or five (5) years, in the case of the Issuer, its predecessors and affiliated issuers), of any felony or misdemeanor:

•	in connection with the purchase or sale of any security;
•	involving the making of any false filing with the SEC; or
•	arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor or paid solicitor of purchasers of securities?

☐	Yes. If yes, please explain:

☐	No.

3.	Are you subject to any order, judgment or decree of any court of competent jurisdiction, entered within five (5) years of the date hereof, that, on the date hereof, restrains or enjoins you from engaging or continuing to engage in any conduct or practice:

•	in connection with the purchase or sale of any security;
•	involving the making of any false filing with the SEC; or
•	arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities?

☐	Yes. If yes, please explain:

☐	No.

4.	Are you subject to a final order of a state securities commission (or an agency of officer of a state performing like functions); a state authority that supervises or examines banks, savings associations, or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the Commodity Futures Trading Commission; or the National Credit Union Administration that:

•	on the date hereof, bars you from:
•	association with an entity regulated by such commission, authority, agency or officer;
•	engaging in the business of securities, insurance or banking; or
•	engaging in savings association or credit union activities; or
•	constitutes a final order, entered within ten (10) years of the date hereof, that is based on a violation of any law or regulation that prohibits fraudulent, manipulative, or deceptive conduct?

A “final order” is a written directive or declaratory statement issued by any of the regulators listed in this Question 4 under applicable statutory authority that provides for notice and an opportunity for a hearing, which constitutes a final disposition or action by that regulator.

☐	Yes. If yes, please explain:

☐	No.

5.	Are you subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act of 1934 (the “Exchange Act”) or Section 203(e) or 203(f) of the Investment Advisers Act of 1940 (the “Advisers Act”) that, on the date hereof:

•	suspends or revokes your registration as a broker, dealer, municipal securities dealer or investment adviser;
•	places limitations on your activities, functions or operations; or
•	bars you from being associated with any entity or from participating in the offering of any penny stock?

☐	Yes. If yes, please explain:

☐	No.

6.	Are you subject to any order of the SEC, entered within five (5) years of the date hereof, that, on the date hereof, orders you to cease and desist from committing or causing a violation of or a future violation of:

•	any scienter-based anti-fraud provision of the federal securities laws, including, but not limited to, Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Advisers Act, or any other rule or regulation thereunder; or
•	Section 5 of the Securities Act.

☐	Yes. If yes, please explain:

☐	No.

7.	Have you been suspended or expelled from membership in, or suspended or barred from association with a member of, a securities self-regulatory organization (e.g., a registered national securities exchange or a registered national or affiliated securities association) for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐	Yes. If yes, please explain:

☐	No.

8.	Have you filed (as a registrant or issuer), or were you named as an underwriter in, any registration statement or Regulation A offering statement filed with the SEC that, within five (5) years of the date hereof, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or are you, on the date hereof, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐	Yes. If yes, please explain:

☐	No.

9.	Are you subject to a United States Postal Service false representation order entered within five (5) years of the date hereof, or are you, on the date hereof, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐	Yes. If yes, please explain:

☐	No.

[Signature Page Follows]

If any information furnished by me in this Questionnaire becomes inaccurate, incomplete or otherwise changes, I will promptly advise the Issuer to that effect and furnish any supplementary information that may be appropriate as a result of any developments, including the passage of time and any new relationships that may develop in the future.

The foregoing answers are correctly and fully stated to the best of my knowledge, information and belief after a reasonable investigation.

Date	Signature

Print Name